Exhibit 99.4

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statements (Nos. 333-148932, 333-148933, 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491) on Form S-8 of EZchip Semiconductor Ltd. of our report dated November 5, 2014, with respect to the consolidated balance sheets of Tilera Corporation and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the years then ended, which report appears in the Form 6-K of EZchip Semiconductor Ltd. dated November 13, 2014.

/s/ KPMG LLP

Santa Clara, California
November 13, 2014